UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 20, 2021

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In the Matter of

Enthusiast Gaming Holdings Inc.
90 Eglinton Avenue East, Suite 805
Toronto, Ontario
Canada M4P 2Y3

File No. 001-40331

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ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

      Enthusiast Gaming Holdings Inc. has filed with the Commission and The Nasdaq Stock Market an application to register its Common Shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

      In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

      Enthusiast Gaming Holdings Inc. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

      The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on The Nasdaq Stock Market shall become effective immediately.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Michael Coco
Chief
Office of International Corporate Finance